EXHIBIT 99.15 Media Release

Rio Tinto and Government of Madagascar reach agreement supporting the long-term operation of QMM
23 August 2023

Rio Tinto and the Government of Madagascar have reached agreement on the future fiscal arrangements for QIT Madagascar Minerals (QMM) and renewed their long-term partnership for the sustainable operation of the QMM mine in Fort Dauphin, Madagascar.

The new agreement was confirmed by the High Constitutional Court of Madagascar on 8 August 2023 and signed by the parties on 22 August 2023.

It will enhance the benefits received by the people of Madagascar and support a sustainable future for the QMM mine, providing certainty for Rio Tinto on the fiscal arrangements.

Under the terms of the agreement, there will be an increase in the royalty rate from 2% to 2.5% and QMM will issue its first dividend to the Government of Madagascar in 2023. An amount equalling the US$12 million dividend will be invested by the Government in the 109-kilometre rehabilitation project of the National Road 13 (RN13). Rio Tinto will also contribute up to US$8 million to the road project, subject to predefined milestones and deadlines. The project will bring significant improvement to the region by facilitating the movement of people and critical supplies to hard-to-access areas.

Rio Tinto has agreed to cancel US$77 million in advances made to the Government of Madagascar to finance their funding of QMM. The State will now hold a 15% free carry ownership of QMM and maintain its 20% voting right, with no obligation to contribute to capital funding or exposure to dilution.

QMM will also increase support for local communities by doubling its annual contribution to fund programs of interest.

Rio Tinto Iron and Titanium Managing Director, Sophie Bergeron said “Rio Tinto is committed to the responsible development of its mineral sands extraction business in Madagascar. This agreement is a significant milestone to support a long-term future for QMM and reaffirms our commitment to provide increased benefits for all parties, including the communities of Madagascar. We are privileged and honoured to be operating in Madagascar and we thank the country and its people for their trust.”

In 1998, Rio Tinto and the Government of Madagascar signed the Convention d’établissement (Framework Agreement), which has provided the foundation for Rio Tinto’s US$1 billion investment in QMM over the last 25 years. Whilst the Framework Agreement remains in place for the duration of QMM’s mining activities, the fiscal component was subject to renegotiation after 25 years.

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